

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

VIA E-mail
Mr. Perry A. Sook
President and Chief Executive Officer
Nexstar Broadcasting Group, Inc.
5215 N. O'Connor Blvd., Suite 1400
Irving, TX 75039

>   **Re: Nexstar Broadcasting Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 16, 2011**
>   **File No. 000-50478**

Dear Mr. Sook:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Industry Trends, page 29

1. Based on your earnings call, it appears to us that known and/or expected trends in revenues are useful information in evaluating your results of operations. Please provide this discussion in future filings or tell us why such discussion is not necessary.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Mission, page F-8
Variable-Interest Entities, page F-9

2. Please tell us why you are not presenting disclosures under ASC 810-10-45-25 on the consolidated balance sheets.

Note 11. Fair Value of Debt, page F-25

3. Refer to your 8.875% Senior secured second lien notes. Please tell us why you did not disclose the level within the fair value hierarchy including the valuation technique(s) and inputs used in determining the fair value.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 20

Elements of Compensation, page 21

4. Your disclosure suggests that the determination of annual cash bonuses and stock option awards depends heavily on achievement of annual performance goals. We note, for example, your statement that "[a]nnual cash bonuses are based primarily on current year net revenues and EBITDA." To the extent that financial targets remain material to the determination of compensation awards, disclose these targets as well as performance against them. See Item 402(b)(2)(v) of Regulation S-K.

5. We note that all five of your named executive officers earned bonuses over target levels due in part to Company achievement above targeted performance metrics, while only two of your officers received stock option awards despite partial reliance on these same metrics. Please expand your explanation of how the actual amounts of cash bonuses and equity awards to each named executive officer were determined for the most recent fiscal year. Your disclosure should explain the reason for material differences in compensation amounts or types among named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director